SECURITIES AND EXCHANGE COMMISSION

              Washington, D.C. 20549

                   Schedule 13G
      Under the Securities Exchange Act of 1934


Name of Issuer:  American Exploration Company
Title of Class of Securities:  Common Stock
CUSIP Number: 025762808

A fee is being paid with this statement.

(1)   Name of Reporting Person:  UNUM Corporation
      IRS Identification Number of Above Person:  01-0405657

(2)   Member of a Group:
        (a) Not Applicable
        (b) Filing being made on behalf of
            Reporting Person and subsidiaries,
            pursuant to Rule 13d-1(f)(1)

(3)   SEC Use Only

(4)   Place of Organization:  Delaware

Number of Shares Beneficially Owned by Reporting
Person with

(5)   Sole Voting Power:  None (See Exhibit A)

(6)   Shared Voting Power:  799,438.4 (See Exhibit A)

(7)   Sole Dispositive Power:  None (See Exhibit A)

(8)   Shared Dispositive Power 799,438.4 (See Exhibit A)

(9)   Aggregate Amount Beneficially Owned by Reporting
      Person:  799,438.4 shares (See Exhibit A)

(10)  Aggregate Amount in Row (9) Excludes Certain
      Shares:  Not Applicable

(11)  Percent of Class Represented by Amount in
      Row (9):  5.096%

(12)  Type of Reporting Person:  HC (See Exhibit A)

Item 1.
      (a)  Name of Issuer:

              American Exploration Company

      (b)  Address of Issuer's Principal
           Executive Offices:

              1331 Lamar Street
              Suite 900
              Houston TX 77010-3088

Item 2.
      (a)  Name of Person Filing:

              UNUM Corporation

      (b)  Address of Principal Business Office:

              2211 Congress Street
              Portland ME 04122

      (c)  Citizenship:

              A Delaware corporation

      (d)  Title of Class of Securities:

              Common Stock

      (e)  CUSIP Number:

              025762808

Item 3.  This statement is filed pursuant to Rule 13d-1(b).
The person filing this statement is a parent holding company, in accordance with Section 240.13d-1(b)(ii)(G).
(See Exhibit A)

Item 4.  Ownership:

         (a)  Number of Shares Beneficially Owned:
                 799,438.4 (See Exhibit A)

         (b)  Percent of Class:  5.096%

         (c)  Number of shares as to which such person has:

              Sole power to vote or to direct the vote

                 None (See Exhibit A)

              Shared power to vote or to direct the vote

                 799,438.4 (See Exhibit A)

              Sole power to dispose or to direct disposition

                 None (See Exhibit A)

              Shared power to dispose or to direct disposition

                 799,438.4 (See Exhibit A)

Item 5.  Ownership of 5% or less of a class:

            Not Applicable

Item 6.  Ownership of More than 5% on Behalf of
         Another Person:

            Not Applicable

Item 7.  Identification and Classification of the
Subsidiaries Which Acquired the Security Being reported on By the Parent Holding Company:

            See Exhibit A

Item 8.  Identification and Classification of
         Members of the Group:

            Not Applicable

Item 9.  Notice of Dissolution of Group:

            Not Applicable

Item 10. Certification:

      By signing below, UNUM Corporation certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participation in any transaction having such purposes or effect.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, UNUM Corporation certifies that the information set forth in this statement is true, complete and correct.

Date:  February 7, 1997 (As of December 31, 1996)

UNUM Corporation

     /s/ Peter J. Moynihan
By:  Peter J. Moynihan
     Senior Vice President, Investments


                     Exhibit A

Item 3.  Status of Person Filing; Classification/
         Types of Subsidiaries:

Item 7.  Identification and Classification of the
         Subsidiaries Which Acquired the Security
         Being Reported on By the Parent Holding
         Company:

      The security being reported on by UNUM Corporation in its capacity as a parent holding company was acquired by its wholly-owned subsidiaries, UNUM
      Life Insurance Company of America, an insurance corporation organized and existing under the laws of the State of Maine, and First UNUM Life
      Insurance Company, an insurance corporation organized and existing under the laws of the State of New York, further information regarding which subsidiaries is as follows:

      UNUM Life Insurance Company of America:

          This subsidiary's I.R.S. identification number is 01-0278678.

          The address of this subsidiary's principal executive office is the same as that of the parent holding company.

          As of December 31, 1996, this subsidiary held direct legal and beneficial ownership of 696,901 shares of the common stock of American
          Exploration Company which are part of the subject of this Schedule, of which 648,524 shares were held in this Subsidiary's General
          Account and 48,377 shares were held in a Separate Account.

     First UNUM Life Insurance Company:

         This subsidiary's I.R.S. identification number is 13-1898173.

         The address of this subsidiary's principal executive office is:

              120 White Plains Road
              Third Floor
              Tarrytown NY 10591

         As of December 31, 1996, this subsidiary held direct legal and beneficial ownership of 102,537.4 shares of the common stock of American Exploration Company which are part of the subject of this Schedule.

      Each subsidiary is an insurance company as defined in Section 3(a)(19) of the Act, and its classification or type for purposes of Item 3 is "IC".

      To the best of its knowledge and belief and that of the parent holding company, these shares were respectively acquired by each subsidiary in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      The parent holding company filing this Schedule does not directly own any security of the subject class, and no other direct or indirect subsidiary of this parent holding company holds any security of the subject class.